

January 13, 2023

Andrew Williamson
Chief Financial Officer
Epsilon Energy Ltd.
16945 Northchase Drive
Suite 1610
Houston, TX 77060

> **Re: Epsilon Energy Ltd.**
> **Form 10-K for the Fiscal Year ended December 31, 2021**
> **Filed March 24, 2022**
> **File No. 001-38770**

Dear Andrew Williamson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation